FORM 5

X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Mengedoth, Donald R. (Last) (First) (Middle) P.O. Box 4530 (Street) Edwards, CO 81632-4530 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Community First Bankshares, Inc. CFBX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director Officer (give title below)	10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							198,545	D
							0(a)	I	SERP
							20,898(b)	I	401(k)
8.20% Cumulative Capital Security (CFBXZ)							5,000	I	IRA

(a)           Includes 15,074 shares sold, not previously reported.

(b)           Includes 614 shares purchased, not previously reported.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option*	$14.00						(1)	2/8/10	Common Stock	90,000		30,000	D
Option*	25.87						(2)	2/2/09	Common Stock	49,913(y)		49,913(y)	D
Option*	$25.87						(3)	2/8/10	Common Stock	41,816(z)		41,816(z)	D

Explanation of Responses:

 (*)          Option — Right to Buy

(1)                                 The option becomes exercisable with respect to one-third of the shares per year, commencing one year from the date of grant, which is also nine years prior to the expiration date.

(2)                                 Option acquired via reload feature of 2/2/99 $19.5625 option grant, (y) including 4,543 shares sold at exercise to facilitate withholding, relative to non-qualified options, not previously reported.

(3)                                 Option acquired via reload feature of 2/8/00 $14.00 option grant, (z) including 9,346 shares sold at exercise to facilitate withholding, relative to non-qualified options, not previously reported..

/s/ Galen O. Skarphol*** ** Signature of Reporting Person	2-11-03 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

***      Attorney-in-fact, pursuant to power-of-attorney dated September 5, 2002.

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002